May 13, 2025

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Angelini and Erin Purnell

Re:	GCT Semiconductor Holding, Inc.

Registration Statement on Form S-3
File No. 333-286704
Filed April 23, 2025

To the addressees set forth above:

On behalf of our client, GCT Semiconductor Holding, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated May 1, 2025, relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). Concurrently herewith, the Company is submitting an Amended Registration Statement on Form S-3 (the “Amended Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company bolded and italicized texts. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Morgan, Lewis & Bockius llp

101 Park Avenue New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Securities and Exchange Commission

May 13, 2025

Form S-3 filed April 23, 2025

General

1.	We note that you are registering the resale of up to (i) 6,580,000 warrants issued to the sponsors in connection with the initial public offering of Concord Acquisition Corp III and allocated to an affiliated stockholder upon consummation of your business combination (“sponsor warrants”) and (ii) and 148,320 warrants issued to Anapass, Inc. pursuant to a securities purchase agreement on September 26, 2024 (“Anapass warrants”). Please address the following items.

•	Revise the Description of Securities section to fully discuss the sponsor warrants and Anapass warrants, identifying all material terms and conditions. Your disclosure should clearly distinguish these warrants from each other, and from your public warrants

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 19 - 25 of the Amended Registration Statement.

•	Revise usage of the defined term “Warrants,” which includes both public and private warrants, to avoid ambiguity. For example, and without limitation, revised disclosure should clarify that only public warrants are listed on the New York Stock Exchange, if true.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 6, 19 – 24 and 29 of the Amended Registration Statement.

•	File the warrant agreement and certificate, if any, as exhibits, clearly identifying these in relation to the warrants being offered. In this regard, we note the Anapass warrant agreement appears to be filed as Exhibit 4.4 to your Form 10-K, but is not listed in the registration statement exhibit index.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the exhibit index to the Amended Registration Statement.

•	We further note Exhibits 4.2 and 4.3 both appear to be sponsor warrant agreements, notwithstanding that Exhibit 4.2 is identified as a warrant certificate; revise to reconcile. Additionally clarify which agreement governs the sponsor warrants; in this regard, we note that Exhibit 4.3 includes provisions regarding Additional Issuances in Section 4.4(ii) that do not appear in Exhibit 4.2.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed the warrant certificate as Exhibit 4.2 to the Amended Registration Statement. The Company also respectfully advises the Staff that the warrant agreement filed as Exhibit 4.3 to the Amended Registration Statement governs the sponsor warrants.

•	Include disclosure regarding exclusive forum provisions contained in the relevant warrant agreements, clarifying whether and how your charter provisions discussed on page 22 apply to holders of sponsor and Anapass warrants.

Securities and Exchange Commission

May 13, 2025

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 27 of the Amended Registration Statement.

2.	We note disclosure on page 24 that “sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions” and “sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.” However, while your common stock and public warrants are listed on the New York Stock Exchange, the sponsor warrants and Anapass warrants do not appear to have a recognized and established trading market. Accordingly, please revise to disclose a fixed price at which the selling securityholders will sell these warrants for the duration of the offering or until they are quoted on an exchange or trading market.

Response: The Company respectfully acknowledges the Staff’s request to disclose the fixed price at which the selling securityholders will sell their warrants, but notes that such disclosure is not required. Instruction 2 to Item 501(b)(3) of Regulation S-K provides that the Company is not required to disclose the sales price of securities by selling securityholders “if it is impracticable to state the price to the public” , in which case the issuer must “explain the method by which the price is to be determined.” Because the warrants will be resold in privately negotiated transactions by the selling securityholders at various times and in different methods, and the Company does not have any control over such resales, including access to pricing information, it is impracticable for the Company to state in the Registration Statement a fixed price at which the warrants will be sold by selling securityholders.

The Company respectfully advises the Staff that the Amended Registration Statement has been revised on the cover page and pages 6, 25, 29 and 31 to include disclosure indicating that (a) that there is no established public trading market for the warrants and that the Company does not intend to apply for listing of the warrants on any securities exchange or recognized trading system, (b) that sales of the warrants, if any, will be made in privately negotiated transactions, and (c) that the sales price for warrants will be determined in such privately negotiated transactions.

3.	We note you are registering the resale of 500,000 shares underlying a convertible promissory note. Please revise your disclosure to clarify whether these shares have been issued. In this regard, we note disclosure on page 36 that refers to these shares as “issuable,” yet the legal opinion filed as Exhibit 5.1 includes them in issued shares. If some or all of these shares are issuable, tell us why you are not registering their primary issuance (i.e., in addition to the 26,273,653 shares underlying warrants) and file a revised opinion that covers them on a “when-issued” basis. Refer to Sections II.B.1.b and II.B.2.h of Staff Legal Bulletin 19

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 7 of the Amended Registration Statement and the legal opinion filed as Exhibit 5.1 to the Amended Registration Statement.

Additionally, in response to the Staff’s comment, the Company respectfully advises the Staff that the Convertible Promissory Note was issued in reliance on the exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving any public offering and the shares of common stock issuable upon conversion of the Convertible Promissory Note would also be issuable in reliance of Section 4(a)(2) of the Securities Act of 1933, as amended. Gogo Business Aviation LLC is an “accredited investor” as defined in Rule 501(a) of Regulation D.

Securities and Exchange Commission

May 13, 2025

4.	We note disclosure on page 27 that some of the shares being offered are subject to lock-up restrictions, including pursuant to the Amended and Restated Registration Rights Agreement. Please revise to fully discuss the lock-up restrictions and file related agreements, including the Registration Rights Agreement and amendments thereto, as exhibits to your registration agreement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 32 of the Amended Registration Statement to reflect that none of the shares being offered are subject to lock-up restrictions, as those restrictions have since expired.

Cover Page

5.	Please revise your prospectus cover to disclose the information required by Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page of the Amended Registration Statement.

6.	We note the legal opinion (1) defines “Resale Warrants” to include the sponsor warrants and Anapass warrants; (2) opines that, “The Resale Warrants constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms under the laws of the state of California;” and (3) indicates that, “The opinions expressed herein are limited to the DGCL and the laws of the State of New York, and we express no opinion with respect to the laws of any other state or jurisdiction.” We further note that the sponsor warrants appear to be governed by New York, and not California, law per Section 9.3 of the warrant agreement filed as Exhibit 4.3. Please file a revised legal opinion that covers the sponsor warrants under New York law and the Anapass warrants under California law, without a limitation as to the jurisdiction counsel is opining upon. Refer to Sections II.B.3.b and c of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised Exhibit 5.1 of the Amended Registration Statement.

Please do not hesitate to contact the undersigned at +1.650.843.7263 or David Bionghi at +1.212.309.6138 with any questions you may have regarding this submission.

Very truly yours,

/s/ Albert Lung

Albert Lung